    As filed with the Securities and Exchange Commission on April 16, 1998
                                                       Registration No. ________

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                  -------------------------------------------

                                   FORM S-8
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                  -------------------------------------------

                         INTEGRATED ORTHOPAEDICS, INC.
            (Exact name of registrant as specified in its charter)

          Texas                                              76-0203483
(State of Incorporation)                                I.R.S. Employer I.D. No.

       5858 Westheimer, Suite 500
       Houston, Texas                                            77057
(Address of Principal Executive Offices)                       (Zip Code)

                   INTEGRATED ORTHOPAEDICS, INC. 401(k) PLAN
                           (Full title of the plan)
                  -------------------------------------------

                               Ronald E. Pierce
                     President and Chief Executive Officer
                         Integrated Orthopaedics, Inc.
                          5858 Westheimer, Suite 500
                             Houston, Texas 77057
                    (Name and address of agent for service)

                                (713) 225-5464
         (Telephone number, including area code of agent for service)

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
                                            Proposed maximum     Proposed maximum
Title of Securities      Amount to be        offering price      aggregate offering     Amount of
to be Registered         Registered (1)       per share (2)          price (2)          Registration Fee
--------------------------------------------------------------------------------------------------------

 Common Stock              180,000             $6.6875 (1)          $1,203,750 (1)           $355.11
par value $.001 per
   share
--------------------------------------------------------------------------------------------------------

(1) In addition, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate amount of: (a) interests to be offered or sold pursuant to the employee benefit plan described herein, and (b) additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the Integrated Orthopaedics, Inc. 401(k) Plan for any future stock split, stock dividend or similar adjustment of the outstanding Common Stock of the registrant.

(2) Estimated solely for the purpose of calculating the registration fee. This estimate has been calculated in accordance with Rule 457(c) under the Securities Act of 1933 and is based on the average of the high and low prices per shares reported on the American Stock Exchange on April 14, 1998.

                                    PART I
                 INFORMATION REQUIRED IN THE 10(A) PROSPECTUS

ITEM 1.   PLAN INFORMATION.*

ITEM 2.   REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.*

* The information required by Items 1 and 2 of Part I of Form S-8 is not filed as part of this Registration Statement in accordance with the Note to
     Part I of Form S-8 and Rule 428 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

                                    PART II
              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents, and all documents subsequently filed by Integrated Orthopaedics, Inc. (the "Company") pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and shall be deemed to be a part hereof from the date of the filing of such documents:

          (a) The Company's annual report filed on Form 10-KSB for the year ended December 31, 1997 pursuant to Section 13(a) or 15(d) of the Exchange Act; and

          (b) All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's document referred to in (a) above.

     Any statement contained in a document incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

ITEM 4.   DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of (i) 50,000,000 shares of Common Stock, $.001 par value, of which 6,310,293 shares were issued and 6,296,460 shares were outstanding as of March 13, 1998; and (ii) 10,000,000 shares of Preferred Stock, $.01 par value, of which (a) a series of 26,000 shares of the Company's Series A Preferred Stock, $.01 par value (the "Series A Preferred"), has been designated and authorized, and of which 25,226 shares are issued and outstanding as of March 13, 1998, and (b) a series of 400,000 shares of the Company's Series B Preferred Stock, $.01 par value (the "Series B Preferred"), has been designated and authorized, and which 251,170 shares are issued and outstanding as of March 13, 1998.

     The following statements are summaries of certain provisions with respect to the Common Stock of the Company contained in the Company's Articles of Incorporation, as amended, as affected by certain rights of holders, if any, of the Company's Preferred Stock (including the holders of Series A Preferred and the Series B Preferred). Such statements, which do not purport to be complete, are subject in all respects to the full provisions of the Company's Articles of Incorporation, as amended (including, without limitation, the Certificates of Designations describing the the rights and preferences of the holders of the Series A Preferred and the Series B Preferred).

COMMON STOCK
------------

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. As discussed below, holders of the Series A Preferred are entitled to vote (on an as-converted basis) together with the holders of Common Stock on all matters coming before the holders of Common Stock, and, upon the occurrence of certain events, the holders of the Series A Preferred may be entitled to have exclusive rights regarding the election of one director. As discussed below, the holders of the Company's Series B Preferred Stock have certain exclusive rights regarding the election of three of the Company's directors. With the exception of votes with regard to the other directors of the Company, the holders of the Series B Preferred are entitled to vote (on an as-converted basis) together with the holders of Common Stock on all matters coming before the holders of Common Stock. Cumulative voting for the election of directors is not permitted.

     Subject to the rights of any then outstanding shares of Preferred Stock, holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. As described in more detail below, accrued and unpaid dividends of the holders of the Series A Preferred and Series B Preferred must be paid prior to the payment of dividends to the holders of the Common Stock. Holders of the Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. As indicated below, the holders of the Series A Preferred and Series B Preferred have preferential liquidation rights. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of the Common Stock are fully paid and nonassessable. Continental Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK
---------------

     The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Articles of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

     SERIES A PREFERRED

     The Company has designated 26,000 shares of Preferred Stock as Series A Preferred Stock. The Series A Preferred provides for quarterly, cumulative dividends that accrue at the rate of (i) $8.00 per share per annum for the period beginning on the date of issuance and ending on June 30, 2001; (ii) $10.00 per share per annum for the period beginning July 1, 2001 and ending on June 30, 2002; (iii) $12.00 per share per annum for the period beginning July 1, 2002 and ending on June 30, 2003, and (iv) $16.00 per share per annum after July 1, 2004, and shall be first payable on June 30, 1999 (subject to certain extensions). Payment of such dividends shall be in preference and priority to any dividends paid to holders of the Common Stock and on parity with the holders of the Series B Preferred Stock. The Series A Preferred is convertible into shares of Common Stock at a rate equal to that amount to be received for each share of Series A Preferred in liquidation ($100 per share plus accrued but unpaid dividends) divided by a factor of $3.50 (subject to adjustment). Each holder of the Series A Preferred is entitled to voting rights with respect to any matters put before the Company's stockholders, in an amount of votes equal to the number of whole shares into which the shares of Series A Preferred are convertible at the time of such vote. In addition, the consent of the holders of two-thirds of the Series A Preferred, voting as a class, is necessary for the Company to sell all or substantially all of its assets or effect any merger, consolidation or share exchange. If shares of the Series A Preferred are outstanding after June 30, 2001, the Company's board of directors shall be increased by one, and the holders of such shares, voting as a separate class, shall be entitled to elect a director to fill such newly created directorship. Upon the liquidation of the Company, the holders of the Series A Preferred and Series B Preferred are entitled to receive liquidation proceeds in an amount equal to $100 per share, plus any accrued and unpaid dividends, on a parity basis, prior to any distributions being made to the holders of any other class of the Company's stock.

     SERIES B PREFERRED

     The Company has designated 400,000 shares of Preferred Stock as Series B Preferred. The Series B Preferred provides for quarterly, cumulative dividends that accrue at the rate of $9.00 per share (subject to adjustment) per annum. Payment of such dividends shall be in preference and priority to any dividends paid to holders of the Common Stock and on parity with the holders of the Series A Preferred. At the option of the Company, such dividends may be paid by the Company with additional shares of the Series B Preferred. The Series B Preferred is convertible into shares of Common Stock at a rate equal to that amount to be received for each share of Series B Preferred in liquidation ($100 per share plus accrued but unpaid dividends) divided by a factor of $6.00 (subject to adjustment). The holders of the Series B Preferred may convert the Series B Preferred to Common Stock at the then established conversion rate at any time. The Company may force the holders of the Series B Preferred to convert to Common Stock at the then established conversion rate at any time after the fifth anniversary of the issuance of the Series B Preferred. Except with respect to the election of directors, each holder of the Series B Preferred is entitled to voting rights with respect to any matters put before the Company's stockholders, in an amount of votes equal to the number of whole shares into which the shares of Series B Preferred are convertible at the time of such vote. The holders of the Series B Preferred, acting as a class, have the exclusive right to elect three of the Company's directors, but do not vote on an "as converted" basis in the election of the remaining directors. Upon a breach by the Company of certain financial covenants, the holders of the Series B Preferred, acting as a class, can elect a majority of the directors of the Company. In addition, the consent of the holders of a majority of the Series B Preferred, voting as a class, is necessary for the Company to (i) make or commit to any capital expenditures (a) exceeding $1.0 million for purposes other than the affiliation with physician practice groups and (b) exceeding $10.0 million in total consideration for an affiliation with any physician practice group, (ii) make any change in the capital structure of the Company (including debt financings), or (iii) merge or consolidate with or into or transfer all or substantially all of its assets to any person or entity. A majority of the holders of the Series B Preferred, acting as a class, have the right to designate two of the three members of the Company's Acquisitions and Budget Committee of the Board of Directors, which committee controls the Company's investments in affiliation agreements with physician practices and other entities. The Company has also agreed to maintain certain financial ratio covenants in conjunction with the Series B Preferred. Upon the liquidation of the Company, the holders of the Series A Preferred and Series B Preferred are entitled to receive liquidation proceeds in an amount equal to $100 per share plus any accrued and unpaid dividends, on a parity basis, prior to any distributions being made to the holders of any other class of the Company's stock.


ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

               Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation of the Company, together with its Bylaws, provide that the Company shall indemnify officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by law. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

     The Company has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Texas. Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Texas, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any transaction from which the director derived an improper personal benefit, or (iv) the payment of any unlawful dividends.

     Texas corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

               Not Applicable.

ITEM 8.   EXHIBITS

     EXHIBIT NO.              DESCRIPTION


          4.1  Integrated Orthopaedics, Inc. 401(k) Plan
          4.2  Articles of Incorporation of the Company, as amended to date. (1)
          4.3  Bylaws of the Company, as amended to date. (2)

          4.4 Certificate of Designation and Determination of Rights and Preferences of Cumulative Convertible Preferred Stock, Series A of the Company. (3)
          4.5 Certificate of Designation, Rights and Preferences of Series B Convertible, Non-Redeemable Preferred Stock of the Company. (4)
          23.1   Consent of Price Waterhouse, LLP, independent auditors.
          24.1   Power of Attorney (included on the signature page hereto)

_____________
(1) Previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.
(2) Previously filed as Exhibit 3.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.
(3) Previously filed as Exhibit 4.01 to the Company's Current Report on Form 8-K dated December 12, 1997.
(4) Previously filed as Exhibit 4.02 to the Company's Current Report on Form 8-K dated December 12, 1997.

     In accordance with Item 8 of Form S-8, this registration statement does not include Exhibit 5 --Opinion Regarding Legality, as:

     1. The Company undertakes to submit the Plan and any amendment thereto to the Internal Revenue Service in a timely manner and will make all changes required by the Internal Revenue Service in order to qualify the Plan under
Section 401(a) and 401(k) of the Internal Revenue Code.

     2. The Plan provides that shares of the Company's Common Stock issued under the Plan will be purchased by the Trustee of the Plan on the open market. The Plan does not provide for such shares to be issued by the Company out of its authorized and unissued shares of Common Stock.

ITEM 9.   UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (1)(i) and (1) (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 15, 1998.


                              INTEGRATED ORTHOPAEDICS, INC.

                              By: /s/ RONALD E. PIERCE
                                 ---------------------------------------
                                 Ronald E. Pierce
                                 President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 15, 1998.


                              INTEGRATED ORTHOPAEDICS, INC. 401(K) PLAN

                              By: /s/ RONALD E. PIERCE
                                 ---------------------------------------
                                 Ronald E. Pierce, Co-Trustee


                              By: /s/ JEFFERSON R. CASEY
                                 ---------------------------------------
                                 Jefferson R. Casey, Co-Trustee


                              By: /s/ JEFFREY A. STEVENS
                                 ---------------------------------------
                                 Jeffrey A. Stevens, Co-Trustee

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Ronald E. Pierce and Jefferson R. Casey, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                      Title                         Date
     ---------                      -----                         ----


/s/ JOSE E. KAUACHI      Non-Executive Chairman of the        April 15, 1998
-----------------------  Board and Director
Jose E. Kauachi

/s/ RONALD E. PIERCE     President and Chief Executive        April 15, 1998
-----------------------  Officer and Director (Principal
Ronald E. Pierce         Executive Officer)


/s/ JEFFERSON R. CASEY   Senior Vice President, Treasurer     April 15, 1998
-----------------------  and Secretary (Principal Financial
Jefferson R. Casey       & Accounting Officer)


/s/ CLIFFORD R. HINKLE   Director                             April 15, 1998
-----------------------
Clifford R. Hinkle

/s/ JOHN B. McGINTY      Director                             April 15, 1998
-----------------------
John B. McGinty, M.D.

/s/ SCOTT J. HANCOCK     Director                             April 15, 1998
-----------------------
Scott J. Hancock

/s/ MARK A. WOLFSON      Director                             April 15, 1998
-----------------------
Mark A. Wolfson

/s/ J. TAYLOR CRANDALL   Director                             April 15, 1998
-----------------------
J. Taylor Crandall

                               INDEX TO EXHIBITS

     EXHIBIT NO.         DESCRIPTION                                        PAGE


     4.1       Integrated Orthopaedics, Inc. 401(k) Plan
     4.2       Articles of Incorporation of the Company, as amended to
               date. (1)
     4.3       Bylaws of the Company, as amended to date. (2)
     4.4 Certificate of Designation and Determination of Rights and Preferences of Cumulative Convertible Preferred Stock, Series A of the Company. (3)
     4.5 Certificate of Designation, Rights and Preferences of Series B Convertible, Non-Redeemable Preferred Stock of the Company. (4)
     23.1      Consent of Price Waterhouse, LLP, independent auditors.
     24.1      Power of Attorney (included on the signature page hereto)

_____________
(1) Previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.
(2) Previously filed as Exhibit 3.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.
(3) Previously filed as Exhibit 4.01 to the Company's Current Report on Form 8-K dated December 12, 1997.
(4) Previously filed as Exhibit 4.02 to the Company's Current Report on Form 8-K dated December 12, 1997.